

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

<u>Via E-mail</u>
James Daniel Westcott
Executive Vice President and Chief Financial Officer
Legacy Reserves GP, LLC
303 W. Wall Street, Suite 1800
Midland, Texas 79701

      Re: Legacy Reserves LP
             Form 10-K for Fiscal Year
             Ended December 31, 2013
             Filed February 21, 2014
             File No. 1-33249

Dear Mr. Westcott:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director